ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 26, 2007

Performance

Performance Securities with Contingent Protection Linked to an Index
Deutsche Bank AG, London Branch

Note Offerings

We are offering five different Performance Securities with Contingent Protection Linked to an Index (the "Notes"). Each of the Notes is linked to a different Index with a different Participation Rate.

Index	Participation Rate[1]	Trigger Level (% of Index Starting Level)
S&P 500® Index	100% to 110%	50%
Dow Jones EURO STOXX 50® Index	150% to 165%	50%
Nikkei® 225 Index	150% to 165%	50%
MSCI Emergency Markets Index℠	105% to 115%	50%
Hang Seng China Enterprises Index	105% to 115%	50%

Features

Strategic Alternatives to Indexing

❑ Enhanced returns in bullish markets
❑ Contingent protection feature to protect your principal at maturity in moderately bearish markets
❑ Your choice of five offerings to meet your portfolio needs

Common Terms for Each Note

Issuer	Deutsche Bank AG, London Branch (Aa3)[2]
Issue Price	$10 per Note
Term	5 years
Payment at Maturity (per $10)	**If the Index Return is positive,** you will receive: $10.00 + ($10.00 x Index Return x Participation Rate) **If the Index Return is zero**, you will receive: $10 **If the Index Return is negative and the Index never closes below the Trigger Level on any trading day during the Observation Period,** you will receive: $10 **If the Index Return is negative and the Index closes below the Trigger Level on any trading day during the Observation Period,** you will receive: $10.00 + ($10.00 x Index Return) ***In this case, you may lose all or a substantial portion of your principal.***
Index Return	Index Ending Level - Index Starting Level / Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.
Trigger Level	50% of the Index Starting Level.
Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Trade Date	March 26*, 2007
Settlement Date	March 30*, 2007
Final Valuation Date	March 26*, 2012
Maturity Date	March 30*, 2012

Determining the Payment at Maturity for Each Note



Trade Date

Record Index Starting Level and Trigger Level

Final Valuation Date

Is the Index Return positive?

Yes You will receive your principal plus an amount based on the applicable Index Return multiplied by the applicable Participation Rate, calculated as follows:

$10 + ($10 x Index Return x Participation Rate)

No

Did the Index close below the Trigger Level during the Observation Period?

No You will receive a return of your principal:

$10

Yes

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 x Index Return)

In this scenario, you may lose all or a substantial portion of your principal

*Expected
In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read term sheet No. 39D related to this offering dated February 26, 2007, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement D dated December 27, 2006.

Notes: [1] The Participation Rate will be set on the Trade Date. [2] Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.

UBS Wealth Management

Index Descriptions

The S&P 500® Index
The S&P 500® Index ("SPX") consists of 500 stocks and is intended to provide a performance benchmark for the U.S. equity markets.

The Dow Jones EURO STOXX 50® Index
The Dow Jones EURO STOXX 50® Index ("SX5E") consists of 50 component stocks of market sector leaders from within the Euro Zone.

The Nikkei® 225 Index
The Nikkei® 225 Index ("NKY") consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange.

The MSCI Emerging Markets Index℠
The MSCI Emerging Markets Index℠ consists of all of the equity securities constituting the Morgan Stanley Capital International Inc. indices for selected emerging markets countries and is designed to measure equity market performance in the global emerging markets.

The Hang Seng China Enterprises Index
The Hang Seng China Enterprises Index ("HSCE") consists of the largest H-Share companies included in the 200-stock Hang Seng Composite Index.

Historical Index Performances

The graph below illustrates the historical performance of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the MSCI Emerging Market Index℠ and the Hang Seng China Enterprises Index from January 2, 2002 to February 23, 2007.



Source: Bloomberg L.P.
Past performance is no indication of future performance.

Investor Suitability

The Notes may be suitable for you if:
- You believe the applicable Index will appreciate over the term of the Notes.
- You are willing to expose your principal to the full downside performance of the applicable Index.
- You are willing to forego dividends paid on the stocks included in the applicable Index in exchange for enhanced returns if the applicable Index appreciates and contingent protection if the applicable Index declines.
- You do not seek current income from this investment.
- You are willing and able to hold the Notes to maturity.
- You are willing to invest in the Notes based on the range indicated for the applicable Participation Rate (the actual applicable Participation Rate will be determined on the Trade Date).

The Notes may not be suitable for you if:
- You do not believe the applicable Index will appreciate over the term of the Notes.
- You seek an investment that is 100% principal protected.
- You prefer to receive the dividends paid on the stocks included in the applicable Index.
- You seek current income from your investments.
- You are unwilling or unable to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.

Key Risks

- Your investment in the Notes may result in a loss of your entire principal—If the applicable Index closes below the applicable Trigger Level on any trading day during the Observation Period, your investment will be fully exposed to any decline in the applicable Index Ending Level, as compared to the applicable Index Starting Level. Accordingly, you could lose the entire principal amount of your Notes.
- Your principal protection may terminate on any day during the term of the Notes—Your principal will be protected only if the applicable Index closing level never falls below the applicable Trigger Level, and you hold your notes until maturity. The likelihood of the closing level of the applicable Index declining below the applicable Trigger Level on any single trading day during the Observation Period will depend in large part on the volatility of the applicable Index—the frequency and magnitude of changes in the level of the applicable Index.
- Certain built-in costs, such as the agents' commission and our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity—You should be willing and able to hold your Notes to maturity.
- You will not receive interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.
- Except as provided below, no direct exposure to fluctuations in foreign exchange rates—The value of your Notes will not be adjusted for fluctuations in exchange rates related to the U.S. dollar that might affect the Dow Jones Euro STOXX 50® Index, the Nikkei® 225 Index or the Hang Seng China Enterprises Index.
- Notes linked to the MSCI Emerging Markets Index℠ may be subject to currency exchange risk because the MSCI Emerging Markets Index℠ (but not its component stocks) is denominated in U.S. dollars.
- We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with the sponsor of, or with any of the other companies whose stock is included in, any Index. As a result, we will have no ability to control the actions of such sponsors or other companies which could affect the value of your Notes.
- Lack of liquidity—There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.
- Potential conflicts—Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.
- In addition to the level of the applicable Index on any day, many economic and market factors will affect the value of the Notes.
- We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, which could affect the level of the applicable Index or the value of the Notes.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in the accompanying term sheet. Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.